Exhibit 1

News Release

RINKER GROUP MAKES FURTHER BOLT-ON ACQUISITIONS IN US

Rinker Group Limited (Rinker) announced today that its US subsidiary Rinker Materials Corporation has completed three small “bolt-on” acquisitions in Nevada and Florida, for around US$14 million.

The acquisitions comprise a Nevada business - Pahrump Concrete, a concrete, sand and gravel operation, about 60 miles (96 kilometres) west of Las Vegas — and two Florida concrete businesses.

The Florida operations are FCCI Readymix, comprising a concrete plant and mixers at Belleview in Central Florida, and Acme Concrete at Zephyrhills, near Tampa, consisting of a newly-built concrete plant, mixers and a large parcel of land. Development of a new concrete block plant at the Acme site has already been permitted and construction is underway.

All three acquisitions are consistent with our strategy of expanding Rinker Materials operations in high growth areas, and developing number one or number two market positions. They all tie in with existing integrated operations.

Rinker Chief Executive David Clarke said that he was pleased with the acquisitions, which were expected to be earning above their cost of capital within 12 months.

“Rinker Materials’ ongoing efforts to expand by purchasing value-adding existing operations, complements growth from our base business, and will enable us to continue delivering value for our customers and our shareholders,” he said.

Rinker Materials also announced today, that as expected, it had divested its 147-acre (60-hectare) former Buffalo Road quarry in Las Vegas to one of the major homebuilders in the US, D.R. Horton, for a total consideration of US$34.7 million. The sale followed re-zoning of the site for residential development in January. The pre-tax profit is expected to be around US$30 million.

“This divestment was a very satisfactory outcome for an unusual site which commenced life as a quarry around 40 years ago, and subsequently became engulfed by high density residential development,” said Mr Clarke. “It is indicative of our efforts to ensure value for shareholders from the sale of former quarries, which periodically become available.”

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. For the year ended 31 March 2005, Rinker’s net profit after tax is expected to be around US$430 million based on unaudited results to date. Market capitalization is around US$8 billion. Rinker has over 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on mobile/cell 0419 476 546 (international + 61 419 476 546)

26 April 2005	RIN 01-06

Rinker Group Limited  ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au